Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Rex Energy Corporation:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-146648 and 333-188676) of Rex Energy Corporation and subsidiaries (the Company) of our reports dated March 15, 2016, with respect to the consolidated balance sheets of Rex Energy Corporation and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in noncontrolling interests and stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10‑K of the Company.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

March 15, 2016